ALEXCO RESOURCE CORP.
Suite 1150, 200 Granville Street
Vancouver, British Columbia, V6C 1S4
Telephone: (604) 633-4888
Facsimile: (604) 633-4887

NOTICE OF MEETING

AND

INFORMATION CIRCULAR

For

The Annual General Meeting of Shareholders

To be held on

Friday, June 15, 2012

ALEXCO RESOURCE CORP.
Suite 1150, 200 Granville Street
Vancouver, British Columbia, V6C 1S4
Telephone: (604) 633-4888
Facsimile: (604) 633-4887

NOTICE OF MEETING

TO:      The Shareholders of Alexco Resource Corp.

NOTICE IS HEREBY GIVEN THAT an annual general meeting (the "Meeting") of the holders of common shares ("Shares") of Alexco Resource Corp. (the "Corporation") will be held at the Fairmont Waterfront Hotel, 900 Canada Place Way, Vancouver, British Columbia, on Friday, June 15, 2012, at the hour of 1:30 p.m., Vancouver time, for the following purposes:

1.

To receive and consider the report of the directors and the consolidated financial statements together with the auditors’ report thereon for the six month transitional fiscal year ended December 31, 2011;

2.	To fix the number of directors at seven;

3.	To elect directors for the ensuing year;

4.	To appoint the auditors for the ensuing year; and

5.	To transact such further or other business as may properly come before the Meeting and any adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this notice. Also accompanying this notice is a form of proxy and a financial statement and MD&A request form. Any adjournment of the Meeting will be held at a time and place to be specified at the Meeting.

Only holders of Shares of record at the close of business on May 9, 2012 will be entitled to receive notice of and vote at the Meeting. If you are unable to attend the Meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED as of this 9th day of May, 2012.

BY ORDER OF THE BOARD

(signed) Clynton R. Nauman
Clynton R. Nauman, President and Chief Executive Officer

If you are a non-registered Shareholder and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary. Failure to do so may result in your Shares not being eligible to be voted by proxy at the Meeting.

ALEXCO RESOURCE CORP.
Suite 1150, 200 Granville Street
Vancouver, British Columbia, V6C 1S4
Telephone: (604) 633-4888
Facsimile: (604) 633-4887

INFORMATION CIRCULAR

(As at May 9, 2012, except as indicated)

GLOSSARY OF TERMS

Unless the context otherwise requires, the following terms shall have the following respective meanings when used in this Circular.

"AMEX" means the NYSE Amex Equities Exchange.

"Board" means the board of directors of the Corporation.

"business day" means a day that is not a Saturday, Sunday or statutory holiday in Vancouver, British Columbia.

"Circular" means, collectively, the Notice of Meeting and this information circular sent to Shareholders in connection with the Meeting.

"Committee" means a committee of the Board.

"Corporation" means Alexco Resource Corp., a company organized under the laws of British Columbia.

"Meeting" means the annual general meeting of Shareholders to be held on June 15, 2012, and any adjournment(s) thereof.

"Notice of Meeting" means the notice of meeting forming part of this Circular to be mailed to Shareholders in connection with the Meeting.

"Share" means a common share in the capital of the Corporation.

"Shareholder" means a holder of Shares.

"Stock Option Plan" means the fixed non-evergreen stock option plan of the Corporation.

"TSX" means the Toronto Stock Exchange.

GENERAL PROXY INFORMATION

This Circular is furnished in connection with the solicitation of proxies by the management of the Corporation for use at the Meeting to be held on June 15, 2012 and at any adjournments thereof. Unless the context otherwise requires, references to the Corporation include the Corporation and its subsidiaries. The solicitation will be conducted by mail and may be supplemented by telephone, electronic or other personal contact to be made without special compensation by the directors, officers and employees. The cost of solicitation will be borne by the Corporation.

Appointment of Proxyholder

The purpose of a proxy is to designate persons who will vote the proxy on a Shareholder's behalf in accordance with the instructions given by the Shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or directors of the Corporation (the "Management Proxyholders").

A Shareholder has the right to appoint a person other than a Management Proxyholder to represent the Shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a Shareholder.

Voting by Proxy

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shares represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the Shareholder on any ballot that may be conducted.

If no choice is specified and one of the Management Proxyholders is appointed by a Shareholder as proxyholder, such person will vote in favour of the matters proposed at the Meeting and for all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Circular, management knows of no such amendments, variations or other matters to come before the Meeting.

Completion and Return of Proxy

Completed forms of proxy must be deposited at the office of the Corporation's registrar and transfer agent, Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chair of the Meeting elects to exercise his discretion to accept proxies received subsequently.

Non-Registered Holders

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most Shareholders are "non-registered" Shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a registered Shareholder in respect of Shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators ("NI 54-101"), the Corporation has distributed copies of the Notice of Meeting, this Circular, the proxy and other materials (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to either the Corporation or the transfer agent as provided above; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

There are two kinds of "non-registered" or "beneficial" holders - those who object to their name being made known to the issuers of securities which they own (called "OBOs" for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called "NOBOs" for Non-Objecting Beneficial Owners). Subject to the provisions of NI 54-101, issuers can request and obtain a list of their NOBOs from intermediaries via their transfer agents. Issuers can obtain and use this NOBO list for distribution of proxy-related materials directly to NOBOs.

The Corporation has decided to take advantage of those provisions of NI 54-101 that permit it to directly deliver proxy-related materials to its NOBOs. As a result, NOBOs can expect to receive a scannable Voting Instruction Form ("VIF") from the Corporation's transfer agent, Computershare Investor Services Inc. These VIFs are to be completed and returned to the transfer agent in the envelope provided or by facsimile. In addition, the transfer agent provides both telephone voting and internet voting as described on the VIF itself. The transfer agent will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the Shares represented by the VIFs they receive.

Revocability of Proxy

Any registered Shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered Shareholder or by attorney authorized in writing or, if the registered Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the proxy must be deposited at the registered office of the Corporation, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chair of the Meeting on the day of the Meeting. Only registered Shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed, to the knowledge of the Corporation, no director or executive officer since the commencement of the Corporation's last completed fiscal year, proposed nominee of management for election as a director, or any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matters to be acted upon at the Meeting other than the election of directors.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Corporation is authorized to issue an unlimited number of common shares without par value. As at May 9, 2012, the record date for the Meeting, 60,065,564 Shares were issued and outstanding. Holders of record of Shares at the close of business on May 9, 2012 are entitled to receive notice of and to vote at the Meeting. The holders of Shares are entitled to one vote for each Share held.

To the knowledge of the directors and executive officers of the Corporation, as at the record date, May 9, 2012, the following are the only persons or companies who beneficially own, control or direct, directly or indirectly, Shares carrying ten percent (10%) or more of the voting rights attached to all outstanding Shares of the Corporation:

Name of Holder	Number of Shares	Percentage
Sprott Inc.(1)	7,415,350	12.3%

(1)

As at March 31, 2012, based upon the Form 13F filed April 24, 2012 in the United States by Sprott Inc. pursuant to Section 13(f) of the Securities Exchange Act of 1934. Sprott Inc. reports that it exercises control or direction over these Shares on behalf of accounts fully managed by it.

ELECTION OF DIRECTORS

The directors are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Shareholder approval will be sought to fix the number of directors at seven.

The Corporation does not have an Executive Committee of its Board. The Corporation has an Audit Committee, a Nominating & Corporate Governance Committee, a Compensation Committee and an Environmental, Health & Safety Committee. Members of these Committees are as set out below.

Management proposes to nominate each of the following persons for election as a director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name and Jurisdiction of Residence(6)	Positions Held Within the Corporation	Principal Occupation(6)	Previous Service as a Director	Number of Securities Beneficially Owned, Controlled or Directed, Directly or Indirectly(5)
Clynton R. Nauman Washington, USA	President, Chief Executive Officer and Director(3)	President and Chief Executive Officer of the Corporation, since December 2004.	Since December 3, 2004	3,440,300 Shares(7) 960,000 Shares under option
George Brack British Columbia Canada	Chairman and Director(1)(2)(4)	Member of the board of directors of several publicly-listed companies since January 2009; Managing Director and Industry Head – Mining with Scotia Capital Inc., from December 2006 to January 2009.	Since December 11, 2007	10,000 Shares 215,000 Shares under option
Terry Krepiakevich British Columbia Canada	Director(1)	Member of the board of directors of several publicly-listed and private companies since July 2011; Chief Financial Officer of SouthGobi Resources Ltd., a mining company, from June 2006 to July 2011.	Since July 22, 2009	Nil Shares 125,000 Shares under option
David H. Searle British Columbia, Canada	Director(1)(2)(3)(4)	Retired. Lawyer with Fasken Martineau DuMoulin LLP, October 2001 to August 2006.	Since May 12, 2006	7,000 Shares 75,000 Shares under option
Rick Van Nieuwenhuyse British Columbia, Canada	Director(3)	President and Chief Executive Officer of NovaCopper Inc., a mining company, since November 2011; President and Chief Executive Officer of NovaGold Resources Inc., a mining company, from May 1999 to November 2011.	Since January 11, 2005	118,400 Shares 315,000 Shares under option
Michael D. Winn California, USA	Director(2)(3)(4)	President of Terrasearch Inc., a consulting company that provides analysis on mining and energy companies, since 1997.	Since January 11, 2005	Nil Shares 315,000 Shares under option
Richard N. Zimmer British Columbia, Canada	Director	Member of the board of directors of certain publicly-listed companies since June 2011; President and Chief Executive Officer of Far West Mining Ltd., a mining company, from 2007 to June 2011.	Since May 2 2012	Nil Shares Nil Shares under option

(1)	Member of the Audit Committee.

(2)	Member of the Nominating & Corporate Governance Committee.

(3)	Member of the Environmental, Health & Safety Committee.

(4)	Member of the Compensation Committee.

(5)	Shares beneficially owned, controlled or directed, directly or indirectly, as at May 9, 2012, based upon information furnished to the Corporation by individual directors.

(6)	The information as to the jurisdiction of residence and principal occupation, not being within the knowledge of the Corporation, has been furnished by the respective individuals.

(7)	Includes 1,940,299 shares owned by ALM Investments ULC (formerly Asset Liability Management Group ULC), which company is controlled by Clynton Nauman.

Unless such authority is withheld, the persons named in the form of proxy accompanying this Circular intend to vote for the election of the foregoing individuals as directors until the close of the next following annual general meeting of the Shareholders or until their successors are elected.

To the knowledge of the Corporation, other than as disclosed below, no proposed director:

(a)

is, as at the date of the Circular, or has been, within 10 years before the date of the Circular, a director, chief executive officer ("CEO") or chief financial officer ("CFO") of any company (including the Corporation) that:

(i)

was the subject, while the proposed director was acting in the capacity as director, CEO or CFO of such company, of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

(ii)

was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, CEO or CFO but which resulted from an event that occurred while the proposed director was acting in the capacity as director, CEO or CFO of such company; or

(b)

is, as at the date of this Circular, or has been, within 10 years before the date of the Circular, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(d)

has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e)

has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

From 1998 through 2001, Clynton Nauman was CEO and a director of Viceroy Resource Corp. ("Viceroy"). Viceroy Australia Pty Ltd. and Bounty (Victoria) Pty Ltd., Australian subsidiaries of Viceroy, were placed under voluntary administration in 2001. Final creditor settlement agreements were reached by approximately 2003, and the two companies were ultimately dissolved in 2006.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following Compensation Discussion and Analysis describes and explains the significant elements of the Corporation's compensation programs, with particular emphasis on the process for determining compensation payable to the Chief Executive Officer, Chief Financial Officer, and the three most highly compensated executive officers (other than the Chief Executive Officer and Chief Financial Officer), at the end of the most recently completed financial year (collectively, the "Named Executive Officers").

Objectives of Compensation Programs

The objectives of the Corporation's compensation programs are to attract, retain and motivate highly qualified executive officers who will drive the success of the Corporation, while at the same time promote a greater alignment of interests between such executive officers and the Corporation's shareholders. The Corporation's compensation programs are designed to recruit and retain key individuals and reward individual and company performance with compensation that has long-term growth potential, while recognizing that the executives work as a team to achieve corporate results.

Elements of Compensation

Compensation is comprised of three main components: base salary, annual bonus incentive and stock options.

1.

Base Salary - The primary element of the Corporation's compensation program is base salary. The Corporation's view is that a competitive base salary is a necessary element for retaining qualified executive officers. The amount payable to an executive officer as base salary is determined primarily by the number of years’ experience, personal performance, and by comparisons to the base salaries and total compensation paid to executives of comparable publicly-traded companies within the Canadian mineral exploration sector. For the 2011 calendar year, which includes the most recently completed financial year, being the six month transitional fiscal year ended December 31, 2011, the general criteria applied in selecting the comparator group were as follows:

(i)	Size, with a market capitalization within a range of approximately 50% to 200% of that of the Corporation;

(ii)

Mining companies with operating mines or mines close to achieving operations, and mining companies still primarily in the exploration and development phase, with greater emphasis on those with or close to achieving operations;

(iii)	Operating activities primarily in the Americas, including northern Canada to the extent practical;

(iv)	Not more than a relatively limited number of projects/locations; and

(v)	An emphasis on precious metals, especially silver.

Based on those criteria, the following group of 22 comparator companies was determined:

Operating	Exploration and Development

Aura Minerals Inc.
B2Gold Corp.
Capstone Mining Corp.
Endeavour Silver Corp.
Excellon Resources Inc.
Fortuna Silver Mines Inc.
Jaguar Mining Inc.
Kirkland Lake Gold Inc.
Minefinders Corp. Ltd.
Minera Andes Inc.
North American Palladium Ltd.
St. Andrew Goldfields Ltd.
Bear Creek Mining Corp.
ECU Silver Mining Inc.
Exeter Resource Corp.
Golden Minerals Co.
Greystar Resources Ltd.
Guyana Goldfields Inc.
MAG Silver Corp.
Queenston Mining Inc.
Sabina Gold and Silver Corp.
Victoria Gold Corp.

2.

Annual Bonus - Along with the establishment of competitive base salaries and long-term incentives, one of the objectives of the executive compensation strategy is to encourage and recognize strong levels of performance by linking achievement of corporate and individual goals and objectives with variable cash compensation in the form of an annual bonus. Bonuses awarded to executive officers during the most recently completed financial year have been determined at the discretion of the Compensation Committee on a fully qualitative basis by reference to the success of the Corporation and each executive officer's contribution in the year.

3.

Stock Options - The award of incentive stock options is intended to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to align the interests of executive officers with those of shareholders, and to enable the Corporation to attract and retain individuals with experience and ability. Stock option grants are considered when reviewing executive officer compensation packages as a whole. The options generally have a seven-year term, are subject to vesting provisions ranging from one to two years, and carry an exercise price equal to the fair value of the common shares as at the granting date. The periodic award of options under the Stock Option Plan is determined by the Board based on the recommendations of the Compensation Committee, is discretionary and takes into account previous option awards as well as typical market practices of the comparator group of companies.

During the 2010 calendar year, the Corporation also implemented a tax equalization policy under which all employees who are not resident in Canada for tax purposes receive an additional gross-up amount for the difference between the tax paid by the employee in Canada on their compensation and the tax that would have been paid were it earned in the employee’s home jurisdiction at the highest applicable marginal rate, where such tax would be lower. The Corporation generally seeks to hire employees who are resident in Canada. However, for positions requiring technical specialization or significant senior management experience, it is sometimes necessary for the Corporation to recruit from outside of Canada. This tax equalization policy was adopted to enable the Corporation to competitively attract and retain such personnel.

Compensation Committee

The Corporation has a Compensation Committee comprised of David H. Searle, George Brack and Michael D. Winn. Responsibility for determining, for recommendation to the Board, the compensation of executive officers has been delegated to this Committee. The Compensation Committee annually reviews each of the above components and relevant factors and makes recommendations based on the factors and criteria described above. Final reviews, discussions and decisions of the Compensation Committee and the Board regarding this remuneration are conducted without the presence or participation of interested executive officers. Compensation determinations are generally made on a calendar year basis, and normally in the first quarter of each year.

Consideration of Risks Associated With Compensation Policies and Practices

The Board is responsible, in participation with management, for reviewing and identifying what are perceived to be the principal risks to the Corporation. These risks include but are not limited to those arising from the Corporation’s compensation policies and practices, such as the risk that an executive officer or other employee is incentivized to take inappropriate or excessive risks, or that such policies and practices give rise to any other risks that are reasonably likely to have a material adverse effect on the Corporation. The Board undertakes this review with management on at least an annual basis, and ensures that the Compensation Committee adequately considers risks arising from the Corporation’s compensation policies and practices when determining its recommendations to the Board regarding the compensation of executive officers. No risks have been identified as arising from the Corporation’s compensation policies and practices which are considered reasonably likely to have a material adverse effect on the Corporation.

Policy Regarding Purchase of Financial Instruments to Hedge Equity Based Compensation

The Corporation has adopted a policy expressly forbidding directors and all employees, including executive officers, from purchasing financial instruments designed to hedge or offset a decrease in market value of equity securities granted as compensation, other than short-term transactions entered into in connection with the exercise of equity securities such as compensatory stock options.

Summary Compensation Table

The following table sets forth information concerning compensation to each of the Named Executive Officers during the three most recently completed financial years, including the six month transitional fiscal year ended December 31, 2011:

NEO Name And Principal Position	Year(4)	Salary ($)(1)	Share- Based Awards ($)	Option Based Awards ($)(2)	Non-Equity Incentive Plan Compensation		Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plans ($)	Long- Term Incentive Plans ($)
Clynton R. Nauman President and CEO	2011H2 2011 2010	190,314 340,544 290,389	Nil Nil Nil	Nil 615,000 246,250	Nil 400,641 158,394	Nil Nil Nil	Nil Nil Nil	6,007 233,053(3) 12,504	196,321 1,589,238 707,537
David Whittle CFO	2011H2 2011 2010	120,000 230,000 212,500	Nil Nil Nil	Nil 358,750 147,750	Nil 175,000 71,750	Nil Nil Nil	Nil Nil Nil	4,800 8,733 11,247	124,800 772,483 443,247
Bradley Thrall COO	2011H2 2011 2010	140,231 265,424 242,870	Nil Nil Nil	Nil 358,750 147,750	Nil 250,540 77,613	Nil Nil Nil	Nil Nil Nil	10,214 350,377(3) 24,663	150,445 1,225,091 492,896
Thomas Fudge Senior Vice President Engineering & Corporate Development	2011H2 2011 2010	120,198 215,344 146,565	Nil Nil Nil	Nil 358,750 461,600	Nil 200,320 Nil	Nil Nil Nil	Nil Nil Nil	4,808 120,666(3) 5,060	125,006 895,080 613,225
Alan McOnie Vice President, Exploration	2011H2 2011 2010	100,000 177,500 135,520	Nil Nil Nil	Nil 118,200 9,900	Nil 50,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	100,000 345,700 145,420

(1)

Salary is paid in US currency to Clynton Nauman, Bradley Thrall and Thomas Fudge. The exchange rates used to convert the amounts to Canadian currency for the six months ended December 31, 2011 and for the years ended June 30, 2011 and 2010 were US$1.00 = C$1.0020, US$1.00 = C$1.0020 and US$1.00 = C$1.0560, respectively.

(2)

This column includes the grant date fair value of all options granted by the Corporation to the Named Executive Officers during the indicated year. All grant date fair values equal the accounting fair values determined for financial reporting purposes in accordance with IFRS 2 Share-based Payment, and were estimated using the Black-Scholes option pricing model. The grant date fair values of all options granted during the year ended June 30, 2011 were estimated by assuming a risk-free interest rate ranging from 2.3% to 2.4% per annum, an expected life of options of 4 years, an expected volatility ranging from 73% to 77% and no expected dividends. The grant date fair value of all options granted during the year ended June 30, 2010 were estimated by assuming a risk-free interest rate of 2.47% per annum, an expected life of options of 4 years, an expected volatility of 76% and no expected dividends. The Black-Scholes options pricing model has been used to determine grant date fair value due to its wide acceptance across industry as an option valuation model, and because it is the same model the Corporation uses to value options for financial reporting purposes.

(3)

Included in "All Other Compensation" for the 2011 financial year is the impact of the initial adoption during calendar year 2010 of the Corporation’s tax equalization policy, which initial impact includes certain amounts attributed to compensation earned prior to the 2011 financial year.

(4)	2011H2 represents the six month transitional fiscal year ended December 31, 2011. 2011 and 2010 represent the twelve month financial years ended June 30, 2011 and 2010 respectively.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding under incentive plans of the Corporation at December 31, 2011, being the end of the most recently completed financial year, including awards granted before the most recently completed financial year, to each of the Named Executive Officers:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Clynton R. Nauman President and CEO	225,000 200,000 100,000 20,000 80,000 125,000 150,000	0.80 3.08 4.99 4.46 1.65 3.45 7.10	Jun 15, 2012 May 18, 2013 Jan 17, 2014 Feb 11, 2015 Feb 20, 2016 Mar 22, 2017 Jan 12, 2018	1,379,250 770,000 194,000 49,400 422,400 435,000 Nil	Nil Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil Nil
David Whittle CFO	150,000 60,000 75,000 87,500	5.19 1.65 3.45 7.10	Oct 9, 2014 Feb 20, 2016 Mar 22, 2017 Jan 12, 2018	261,000 316,800 261,000 Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil
Bradley Thrall COO	75,000 150,000 75,000 15,000 60,000 75,000 87,500	0.80 3.08 4.99 4.46 1.65 3.45 7.10	Jun 15, 2012 May 18, 2013 Jan 17, 2014 Feb 11, 2015 Feb 20, 2016 Mar 22, 2017 Jan 12, 2018	459,750 577,500 145,500 37,050 316,800 261,000 Nil	Nil Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil Nil
Thomas Fudge Senior Vice President Engineering & Corporate Development	50,000 13,334 87,500	2.90 3.45 7.10	Nov 13, 2016 Mar 22, 2017 Jan 12, 2018	201,500 46,402 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Alan McOnie Vice President, Exploration	15,000 3,000 10,000 60,000	5.90 4.46 3.45 7.10	Mar 2, 2014 Feb 11, 2015 Mar 22, 2017 Jan 12, 2018	15,450 7,410 34,800 Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil

(1)

The "Value of unexercised in-the money options" is calculated on the basis of the difference between the closing price of the common shares on the TSX on December 31, 2011, which was $6.93, and the exercise price of the options.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out the value of all stock options that vested during the most recently completed financial year, being the six month transitional fiscal year ended December 31, 2011, for each of the Named Executive Officers for option-based awards, share-based awards and non-equity incentive plan compensation.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Clynton R. Nauman President and CEO	Nil	Nil	Nil
David Whittle CFO	Nil	Nil	Nil
Bradley Thrall COO	Nil	Nil	Nil
Thomas Fudge Senior Vice President Engineering & Corporate Development	Nil	Nil	Nil
Alan McOnie Vice President, Exploration	Nil	Nil	Nil

Pension Plan Benefits

The Corporation does not have any form of pension plan that provides for payments or benefits to the Named Executive Officers at, following, or in connection with retirement. The Corporation does not have any form of deferred compensation plan.

Employment Contracts with Named Executive Officers

The Corporation entered into current employment agreements ("Executive Employment Agreements") dated effective January 1, 2007 with Mr. Nauman and Mr. Thrall, dated effective October 9, 2007 with Mr. Whittle, dated effective November 16, 2009 with Mr. Fudge and dated effective January 24, 2011 with Mr. McOnie. Except for the specific duties of each Named Executive Officer and other than as set forth below, the material provisions of such Executive Employment Agreements are substantially identical. Each Executive Employment Agreement is for an indefinite period unless terminated by either the Corporation or the respective Named Executive Officer in accordance with the provisions thereof as described below.

As at December 31, 2011 and pursuant to their respective Executive Employment Agreements, Mr. Nauman, Mr. Thrall, Mr. Whittle, Mr. Fudge and Mr. McOnie were entitled to annual base salaries, paid semi-monthly, of US$380,000, US$280,000, $240,000, US$240,000 and $200,000, respectively. Such annual base salaries are subject to annual review by the Corporation.

Each Executive Employment Agreement may be terminated by the Corporation upon the Named Executive Officer dying or becoming permanently disabled or disabled for a period exceeding 180 consecutive or 180 nonconsecutive days calculated on a cumulative basis over any two year period during the term of the agreement, or voluntarily by the Named Executive Officer with three months’ notice to the Corporation for Mr. Nauman, Mr. Thrall, Mr. Fudge and Mr. McOnie and six weeks’ notice to the Corporation for Mr. Whittle. Under each Executive Employment Agreement, in the event of termination by the Corporation without just cause or termination by the Named Executive Officer for unremedied material breach or default of the agreement by the Corporation, or in the event of termination by the Named Executive Officer upon a change of control as further described below, for each of Mr. Nauman, Mr. Thrall, Mr. Fudge and Mr. Whittle and for Mr. McOnie after the first anniversary of his Executive Employment Agreement, the Named Executive Officer will be entitled to receive a severance payment equal to all compensation (salary plus annual bonus) paid to the Named Executive Officer under the agreement for the previous fiscal year multiplied by two, and the Corporation shall also continue the Named Executive Officers' group insurance benefits for 12 months after the date of termination. Until the first anniversary of his Executive Employment Agreement, Mr. McOnie will be entitled to receive a severance payment of $200,000. In the event of termination by the Corporation upon any of the Named Executive Officers dying or becoming disabled as described above and so long as the Named Executive Officer receives life insurance or long-term disability benefits under the Corporation’s benefit plans, the Named Executive Officer will be entitled to receive his then-current salary for one year. If the Named Executive Officer does not receive such benefits, other than for acts of the Named Executive Officer resulting in lawful denial of such coverage, then the Named Executive Officer shall be entitled to receive the amounts due in the event of termination without cause. In the event of termination by the Corporation for just cause, or voluntary termination by the Named Executive Officer, the Named Executive Officer shall not be entitled to receive any incremental payments or benefits.

In the event that a change of control (as defined in the Executive Employment Agreements) of the Corporation occurs, each of the Named Executive Officers may terminate his obligations under the agreement by providing one month's notice in writing to the Corporation at any time between the 90th day and the 180th day following the date on which there is a change of control.

If a Named Executive Officer's employment with the Corporation is terminated, and within two years of such termination for Mr. Nauman, Mr. Thrall and Mr. McOnie, and three years for Mr. Whittle and Mr. Fudge, the Named Executive Officer acquires directly or indirectly other than from the Corporation or its subsidiaries any present or future interest in any mining claims or properties or mineral interests within 10 kilometres of the external boundaries of any mineral property held by the Corporation during the time the Named Executive Officer was employed by the Corporation, the Named Executive Officer will offer the Corporation, in writing, the right to acquire such interest in exchange for reimbursement of his direct or indirect acquisition costs. The Corporation shall have 30 days after receipt of such offer to accept the offer and 90 days after receipt of such offer to reimburse such costs.

If Mr. Fudge's employment is terminated, for a period of one year after the date of termination of his employment, Mr. Fudge will not, without the Corporation's prior written consent, such consent not to be unreasonably withheld, either individually or in partnership or in conjunction with any person or persons, firm, association, syndicate or corporation, as principal, agent, director, officer, employee, investor or in any other matter whatsoever, directly or indirectly, carry on, be engaged in, be interested in or connected with a business having business activities, in any of the Yukon, Northwest Territories or British Columbia, similar to those conducted by the Corporation and its subsidiaries at the date of such termination.

Termination and Change of Control Benefits

The following table discloses the estimated incremental amounts payable to the Named Executive Officers under a number of termination or change-of-control circumstances, other than termination by the Corporation for just cause or voluntary termination by the Named Executive Officer. Amounts disclosed in the table below assume that a change of control occurred and/or the Named Executive Officer's employment was terminated on December 31, 2011.

	Clynton R. Nauman President and CEO	David Whittle CFO	Bradley Thrall COO	Thomas Fudge Senior Vice President Engineering & Corporate Development	Alan McOnie Vice President, Exploration
Termination without just cause, for unremedied breach or default by the Corporation, in connection with a change of control, or in event of non- receipt of benefits upon death or disability (1)

Cash severance payment	$785,284	$480,000	$548,954	$480,792	$200,000
Group insurance benefits	$32,415	$3,966	$32,531	$31,705	$11,976
Accelerated vesting of option- based awards(2)	$145,001	$87,000	$87,000	$46,402	$11,599

Total	$962,700	$570,966	$668,485	$558,899	$223,575
Termination upon death or disability where benefits due are received:

One year salary	$380,627	$240,000	$280,462	$240,396	$200,000

(1)	These figures do not include perquisites and other personal benefits where the aggregate amount of such compensation is less than $50,000.

(2)

Under the Corporation’s Stock Option Plan, if a bona fide take-over bid is issued that would result in the offeror becoming a control person of the Corporation within the meaning of the Securities Act (British Columbia), all outstanding options immediately become vested for all holders and not just the Named Executive Officers.

Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return of the Shares, assuming a $100 investment in the Shares on July 1, 2007, with the S&P/TSX Composite Index, assuming dividend reinvestment.

Over the five most recently completed financial years, changes in compensation levels for the Named Executive Officers have generally been consistent with changes in shareholder value. The level of compensation paid to the Named Executive Officers has also been reflective of the significant advancements made at the Corporation's Keno Hill district properties in the Yukon through this period, and at the Bellekeno mine in particular, including with respect to the transition from exploration and development to mine operation. Compensation for the Named Executive Officers also demonstrates the high level of "at risk" or variable compensation that forms part of the total compensation program for the Corporation's executives.

Director Compensation

The Corporation's directors are compensated for their services with an annual fee, as well as by the grant of stock options under the Corporation's Stock Option Plan. For the six month transitional fiscal year ended December 31, 2011, each director received an annualized fee of $24,000. The Chair of the Board and the Chair of the Audit Committee each received an additional annualized amount of $10,000 per annum for their services. The Chairs of the other Committees each received an additional annualized amount of $5,000 per annum. Directors are reimbursed for individual travel and other ancillary expenses incurred in connection with attending Board and Committee meetings.

The following table sets forth information concerning compensation and grants of options to purchase securities of the Corporation made during the most recently completed financial year, being the six month transitional fiscal year ended December 31, 2011, to the directors of the Corporation (excluding the Named Executive Officers, and excluding Mr. Zimmer who was not appointed a director until May 2, 2012):

Name	Fees earned ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
George Brack	17,000	Nil	Nil	Nil	Nil	Nil	17,000
Terry Krepiakevich	17,000	Nil	Nil	Nil	Nil	Nil	17,000
David H. Searle	17,000	Nil	Nil	Nil	Nil	Nil	17,000
Rick Van Nieuwenhuyse	12,000	Nil	Nil	Nil	Nil	Nil	12,000
Michael D. Winn	14,500	Nil	Nil	Nil	Nil	Nil	14,500

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding under incentive plans of the Corporation at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, to each of the directors who are not Named Executive Officers (excluding Mr. Zimmer who was not appointed a director until May 2, 2012):

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
George Brack	50,000 10,000 30,000 75,000 50,000	5.38 4.46 1.65 3.45 7.10	Jun 1, 2014 Feb 11, 2015 Feb 20, 2016 Mar 22, 2017 Jan 12, 2018	77,500 24,700 158,400 261,000 Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil
Terry Krepiakevich	75,000 50,000	3.45 7.10	Mar 22, 2017 Jan 12, 2018	261,000 Nil	Nil Nil	Nil Nil	Nil Nil
David H. Searle	25,000 50,000	3.45 7.10	Mar 22, 2017 Jan 12, 2018	87,000 Nil	Nil Nil	Nil Nil	Nil Nil
Rick Van Nieuwenhuyse	100,000 50,000 10,000 30,000 75,000 50,000	3.08 4.99 4.46 1.65 3.45 7.10	May 18, 2013 Jan 17, 2014 Feb 11, 2015 Feb 20, 2016 Mar 22, 2017 Jan 12, 2018	385,000 97,000 24,700 158,400 261,000 Nil	Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil
Michael D. Winn	100,000 50,000 10,000 30,000 75,000 50,000	3.08 4.99 4.46 1.65 3.45 7.10	May 18, 2013 Jan 17, 2014 Feb 11, 2015 Feb 20, 2016 Mar 22, 2017 Jan 12, 2018	385,000 97,000 24,700 158,400 261,000 Nil	Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil

(1)

The "Value of unexercised in-the money options" is calculated on the basis of the difference between the closing price of the common shares on the TSX on December 31, 2011, which was $6.93, and the exercise price of the options.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out the value of all stock options that vested during the most recently completed financial year, being the six month transitional fiscal year ended December 31, 2011, for each of the directors who are not Named Executive Officers for option-based awards, share-based awards and non-equity incentive plan compensation (excluding Mr. Zimmer who was not appointed a director until May 2, 2012):

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
George Brack	Nil	Nil	Nil
Terry Krepiakevich	Nil	Nil	Nil
David H. Searle	Nil	Nil	Nil
Rick Van Nieuwenhuyse	Nil	Nil	Nil
Michael D. Winn	Nil	Nil	Nil

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth information with respect to the Corporation's compensation plans under which equity securities were authorized for issuance as at December 31, 2011, being the end of the most recently completed financial year.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	4,142,661	$4.38	1,407,339
Equity compensation plans not approved by securityholders	150,000	$5.19	Nil
Total	4,292,661	$4.41	1,407,339

Stock Option Plan

The purpose of the Stock Option Plan is to attract and motivate directors, officers, employees of and service providers to the Corporation and its subsidiaries (collectively, the "Optionees") and thereby advance the Corporation's interests by affording such persons with an opportunity to acquire an equity interest in the Corporation through the stock options. The Stock Option Plan authorizes the Board (or Compensation Committee, if such authority is so delegated by the Board) to grant stock options to the Optionees on the following terms:

1.

The number of Shares subject to each stock option is determined by the Board (or Compensation Committee) provided that the maximum number of Shares which may be made subject to stock options shall not exceed 5,550,000 (representing 9.2% of the Corporation’s issued and outstanding Share capital as at May 9, 2012), subject to adjustment in the event of changes in Shares by reasons such as stock dividend, consolidation, subdivision or reclassification or in the event of amalgamation, consolidation or merger of the Corporation. Furthermore, the Stock Option Plan, together with all other previously established or proposed share compensation arrangements, may not result in:

	(a)	the number of Shares of the Corporation reserved for issuance pursuant to stock options granted to insiders exceeding 10% of the outstanding issue;

	(b)	the issuance to insiders of the Corporation of a number of Shares of the Corporation exceeding, within a one year period, 10% of the outstanding issue;

	(c)	the issuance to any one insider of the Corporation, and such insider's associates, of a number of Shares of the Corporation exceeding, within a one year period, 5% of the outstanding issue; or

	(d)	the number of Shares of the Corporation reserved for issuance pursuant to stock options granted to any one Optionee exceeding 5% of the outstanding issue.

The outstanding issue is determined on the basis of the number of Shares of the Corporation outstanding immediately prior to any proposed stock option granting, excluding Shares issued pursuant to share compensation arrangements over the preceding one-year period.

2.

The maximum grant-date fair value (equal to the accounting fair value determined in respect of option granting for the Corporation's annual financial reporting purposes) of stock options granted to any non- employee director of the Corporation in any fiscal year of the Corporation shall not exceed $100,000, provided that no further Shares may be made subject to stock options granted to any non-employee director of the Corporation to the extent the number of Shares reserved for issue pursuant to stock options granted to non-employee directors of the Corporation as a group is more than 1% of the number of Shares then outstanding.

3.

If stock options are surrendered, terminate or expire without being exercised in whole or in part, the Shares which were the subject of such stock options may again be made subject to a stock option. However, if any such stock options are exercised, such number of subject Shares will not again be available for granting.

4.	The exercise price of an option may not be set at less than the closing price of the Shares of the Corporation on the TSX on the trading day immediately preceding the date of grant of the option.

5.

The options may be exercisable for a maximum period of seven years, such period and any vesting schedule to be determined by the Board (or Compensation Committee) of the Corporation, and are non- assignable, except in certain circumstances.

6.

The options can be exercised by the Optionee as long as the Optionee is a director, officer, employee or service provider to the Corporation or its subsidiaries; or within a period of not more than 30 days after ceasing, for any reason other than for cause or by virtue of death, to be a director, officer, employee or service provider (or such longer period as may be contained in an employment agreement); or, if the Optionee dies, within one year from the date of the Optionee's death.

7.	On the receipt of a takeover bid or change of control, any unvested options shall be immediately exercisable.

8.

The directors may from time to time in the absolute discretion of the directors amend, modify and change the provisions of a stock option or the Stock Option Plan without obtaining approval of Shareholders to:

(a)

implement a cashless exercise feature, payable in cash or securities, provided that such feature provides for a full deduction of the number of Shares from the number of Shares reserved under the Stock Option Plan; and

(b) make any other amendments of a non-material administrative nature which are approved by the TSX.

All other amendments will require approval of Shareholders and the TSX.

There are currently 5,007,911 stock options issued and outstanding under the Stock Option Plan, and 150,000 stock options issued and outstanding outside the Stock Option Plan, representing 8.3% and 0.2% respectively, of the Corporation's issued and outstanding Share capital, as at May 9, 2012.

As at May 9, 2012, the Corporation can issue stock options for an additional 518,922 Shares under the Stock Option Plan, representing 0.9% of the Corporation’s issued and outstanding Share capital as at May 9, 2012.

INDEBTEDNESS TO CORPORATION OF DIRECTORS AND OFFICERS

No director, executive officer, proposed nominee for election as a director or associate of them, is or, since the beginning of the last completed financial year of the Corporation, was indebted to or guaranteed or supported by the Corporation either pursuant to an employee stock purchase program or otherwise.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person, officer or proposed director and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Corporation's most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Corporation.

APPOINTMENT OF AUDITORS

PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia are the auditors for the Corporation. Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the reappointment of PricewaterhouseCoopers LLP as the auditors to hold office for the ensuing year at remuneration and on terms of engagement to be fixed by the directors.

PricewaterhouseCoopers LLP were first appointed as auditors in 2005.

MANAGEMENT CONTRACTS

No management functions of the Corporation are performed to any substantial degree by a person other than the directors or executive officers.

CORPORATE GOVERNANCE DISCLOSURE

TSX listed companies are required to describe, on an annual basis, their practices and policies with regards to corporate governance by way of a corporate governance statement contained in the Corporation's annual report or information circular. The disclosure is required to be made pursuant to National Instrument 58-101 Disclosure of Corporate Governance Practices, and the guidelines contained in National Policy 58-201 Corporate Governance Guidelines, against which the Corporation has reviewed its own corporate governance practices. In certain cases, the Corporation's practices comply with the guidelines; however, the Board considers that some of the guidelines are not suitable for the Corporation at its current stage of development and therefore these guidelines have not been adopted.

Directors' Independence

The Corporation's Board consists of seven directors, six of whom the Corporation believes to be independent as at the date of this Circular based upon the tests for independence set forth in National Instrument 52-110 Audit Committees ("NI 52-110"). Mr. Nauman is not independent as he is the President and Chief Executive Officer of the Corporation. The Board's non-executive Chair, Mr. Brack, is considered an independent director.

The independent directors exercise their responsibilities for independent oversight of management through their position of parity on the Board. The Board follows a practice of having the non-executive directors meet in camera, without management being in attendance, as a standing agenda item for every Board meeting. Also, to further facilitate open and candid discussion among its independent directors, and to facilitate the Board's exercise of independent judgment in carrying out its responsibilities, the Board encourages the Corporation's independent directors to meet at any time they consider necessary without any members of management or non-independent directors being present. The Corporation's auditors, legal counsel and employees may also be invited to attend meetings. In addition, a standing agenda item for every meeting of the Audit Committee, which is composed entirely of independent directors, is for the Committee to meet with the Corporation's auditors in camera, without management being in attendance.

Participation of Directors in Other Reporting Issuers

Certain of the Corporation's directors are also directors in other reporting issuers (or equivalent), as disclosed in the following table:

Name of Director	Directorship(s) held in other Reporting Issuers
Clynton R. Nauman	NovaGold Resources Inc.
NovaCopper Inc.

George Brack	Aurizon Mines Ltd.	Silver Wheaton Corp.
	Capstone Mining Corp.	Geologix Explorations Inc.
Newstrike Capital Inc.

Terry Krepiakevich	St. Augustine Gold and Copper Limited	Concordia Resource Corp.
	Western Lithium USA Corporation	NovaCopper Inc.

David H. Searle	None

Rick Van	NovaGold Resources Inc.	AsiaBaseMetals Inc.
Nieuwenhuyse	Mantra Capital Inc.	Tintina Resources Inc.
NovaCopper Inc.

Michael D. Winn	Eurasian Minerals Inc.	Reservoir Capital Corp.
	Sprott Resource Corp.	Reservoir Minerals Inc.
	Lara Exploration Ltd.	Iron Creek Capital Corp.
	TransAtlantic Petroleum Corp.	Nebo Capital Corp.
Atico Mining Corp.

Richard N. Zimmer	Capstone Mining Corp.	Magellan Minerals Ltd.

Board Committees

In addition to its Audit, Compensation and Nominating & Corporate Governance Committees, the Corporation has an Environmental, Health & Safety Committee, which monitors compliance with environmental, health and safety standards and makes recommendations relating to environmental, health and safety policy to the Board.

All Committees are accountable to the full Board.

Attendance at Board and Committee Meetings

The following table contains the attendance record of each director for all Board and Committee meetings since the beginning of the most recently completed financial year, being the six month transitional fiscal year ended December 31, 2011:

Name of Director	Board	Audit	Compensation	Nominating & Corporate Governance	Environmental, Health & Safety	Total
Clynton R. Nauman	10 out of 10	n/a	n/a	n/a	1 out of 1	11 out of 11 (100%)
George Brack	10 out of 10	5 out of 5	6 out of 6	3 out of 3	n/a	24 out of 24 (100%)
Terry Krepiakevich	10 out of 10	5 out of 5	n/a	n/a	n/a	15 out of 15 (100%)
David H. Searle	10 out of 10	5 out of 5	6 out of 6	3 out of 3	1 out of 1	25 out of 25 (100%)
Rick Van Nieuwenhuyse	8 out of 10	n/a	n/a	n/a	1 out of 1	9 out of 11 (82%)
Michael D. Winn	10 out of 10	n/a	6 out of 6	3 out of 3	0 out of 1	19 out of 20 (95%)
Richard N. Zimmer	0 out of 0(1)	n/a	n/a	n/a	n/a	n/a

(1)	Through the date of this Circular, no Board or Committee meetings have been called since Mr. Zimmer was appointed a director on May 2, 2012.

Board Mandate

The Board has adopted a written mandate, a copy of which is attached as Schedule "A" hereto. The role of the Board is to supervise management and to approve major and strategic decisions. The Board relies on management for periodic reports, and to provide the support and information necessary to enable the Board to fulfil its obligations effectively. Major matters are to be analysed in reports prepared by management and submitted to the Board for its approval. All material transactions must be reviewed and approved by the Board prior to implementation. Any responsibility that is not delegated to senior management or a Board committee remains with the full Board. One of the Board's responsibilities is to review and, if thought fit, to approve opportunities as presented by management and to provide guidance to management.

The Board also meets to plan for the future growth of the Corporation; identify risks of the Corporation's business, thus ensuring the implementation of appropriate systems to manage these risks; monitor senior management; and ensure timely disclosure of material transactions. Frequency of Board meetings as well as the nature of agenda items change depending upon the state of the Corporation's affairs and in light of opportunities or risks that the Corporation faces. When necessary and appropriate, issues may be approved and adopted by the Board by way of written resolutions.

Position Descriptions

The Board has developed a written position description for the Chair of the Board. The Board has also developed general terms of reference for Committees which include descriptions of roles and responsibilities for the chairs of Committees. While the Board has not developed a written position description for the Chief Executive Officer, the Board delineates the role and responsibilities of the Chief Executive Officer through reference to industry norms and past practice, and through reference to the terms of his employment agreement with the Corporation.

Orientation and Continuing Education

The Corporation does not provide formal continuing education to its Board members, but encourages them to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with management's assistance; and to attend related industry seminars and visit the Corporation's properties. Board members have full access to the Corporation's records. The Nominating & Corporate Governance Committee is responsible, among other things, for determining appropriate orientation programs for new Board members. While the Corporation does not have a formal orientation program, new Board members are provided with:

1.	information respecting the functioning of the Board and Committees, including a copy of the Corporation's Corporate Governance Manual;

2.	access to recent publicly-filed documents of the Corporation;

3.	access to the Corporation’s management, auditors and technical consultants; and

4.	further information as deemed appropriate and desirable by the Nominating & Corporate Governance Committee on a case-by-case basis.

Ethical Business Conduct

The Board views good corporate governance as an integral component to the success of the Corporation and to meet responsibilities to Shareholders. The Board has adopted a written code of business conduct and ethics (the "Code"), which is applicable to all of the Corporation’s directors, officers and employees and which may be viewed by visiting the Corporation's web site at www.alexcoresource.com as well as under the Corporation’s profile on SEDAR at www.sedar.com. The Board monitors compliance with the Code by requesting that any person who becomes aware of any existing or potential violation of the Code promptly notify the Chair of the Audit Committee or the Corporation’s Ethics Officer. No material change report filed since the beginning of the Corporation's most recently completed financial year pertains to any conduct of a director or executive officer that constitutes a departure from the Code. The Nominating & Corporate Governance Committee is responsible (among other things) for overseeing the procedure for monitoring directors' responsibility and diligence and for determining the independence of directors. Under the Code, as well as under terms of reference for directors that have been developed by the Board, directors are required to exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest. In addition, the Corporation requires that directors who have a material interest declare that interest to the Board and, where applicable, the Committees as well.

Nomination of Directors

The Corporation’s Nominating & Corporate Governance Committee (all of the members of which are considered independent under the tests prescribed by NI 52-110) is responsible, among other things, for recommending candidates for nomination, appointment, election and re-election to the Board and its committees, and for annually assessing Board performance. The Nominating & Corporate Governance Committee assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors. Members of the Board and representatives from industries relevant to the business of the Corporation are consulted for possible candidates, and search firms may be retained to the extent the Committee considers appropriate.

Procedure for Determining Compensation

The Compensation Committee has responsibility for recommending compensation for the directors and senior management, including the granting of stock options, to the Board, and for reviewing and ensuring that the adequacy and form of compensation realistically reflects the responsibilities and risks involved in being an effective officer or director. The responsibilities, powers and operating procedures of the Compensation Committee are outlined in its charter, a copy of which is attached as Schedule "B" hereto. The members of the Compensation Committee are Messrs. Searle, Brack and Winn, all of whom are considered independent under the tests prescribed by NI 52-110.

Mr. Searle is the Chair of the Compensation Committee. He has been a member of both the Audit and Compensation Committees of the Corporation since 2006, and is a retired partner of the law firm of Fasken Martineau DuMoulin LLP with 45 years of experience practicing law in western and northern Canada. Mr. Brack is a member of the board of directors of a number of publicly-listed companies, including being chair of the Compensation and Human Resources Committee of Aurizon Mines Ltd. and a member of the Human Resources and Corporate Governance Committee of Capstone Mining Corp. and the Compensation Committee of Geologix Exploration Inc. He was Managing Director and Industry Head – Mining with Scotia Capital Inc. from 2006 to January 2009, and President of Macquarie North America Ltd. from 1999 to 2006. Mr. Winn is a member of the board of directors of a number of publicly-listed companies, including being a member of the Compensation Committees of Sprott Resources Corp., Lara Exploration Ltd. and Reservoir Capital Corp. He has been President of Terrasearch Inc. since 1997. Through the combined business experiences of its members, including experience with the management of public companies generally and with financial and compensation determination matters in particular, the Board considers the Compensation Committee to possess the skills and experience necessary to make decisions on the suitability of the Corporation’s compensation policies and practices.

In determining compensation payable, the Compensation Committee reviews compensation paid for directors and officers of companies of similar size and stage of development and determines an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Corporation.

The Compensation Committee retained Roger Gurr & Associates during the financial year ended June 30, 2011 as compensation advisors in connection with determining compensation payable for the 2011 calendar year, and has since retained them again for purposes of advising on compensation payable for the 2012 calendar year. The mandates for these engagements include advising on the development of a justifiable compensation strategy, including the selection of comparator companies, and advising on the determination of the appropriate compensation determination for each of the Corporation’s senior managers as well as its directors. Roger Gurr & Associates have not been retained for any other work for the Corporation.

Aggregate fees billed by Roger Gurr & Associates in each of the two most recently completed financial years, being the six month transitional fiscal year ended December 31, 2011 and the twelve month financial year ended June 30, 2011, are summarized as follows:

Year	Executive Compensation-Related Fees	All Other Fees
December 31, 2011	$28,000	Nil
June 30, 2011	$24,000	Nil

Assessments

The Board, on at least an annual basis, reviews the performance and effectiveness of the Board, its committees and individual directors. The Nominating & Corporate Governance Committee is responsible for assessing on at least an annual basis the overall effectiveness of the Board as a whole, each of the Committees (other than the Nominating & Corporate Governance Committee itself, which is evaluated by the full Board), the Chair of the Board and individual directors. Each Committee is requested to complete a self-assessment of its performance, and informal surveys are conducted with each of the individual directors. As part of the assessments, the Board or the individual committee may review their respective mandate or charter and conduct reviews of applicable corporate policies. The Nominating & Corporate Governance Committee reports the results of its assessments to the full Board, which report the Board takes into consideration when completing its overall performance and effectiveness reviews.

AUDIT COMMITTEE INFORMATION

Detailed information with respect to the Corporation's audit committee is contained under the heading "Audit Committee Information" in the Corporation's Revised Annual Information Form dated March 28, 2012 for the six month transitional fiscal year ended December 31, 2011 filed under the Corporation's profile on SEDAR at www.sedar.com.

OTHER MATTERS

Management is not aware of any other matter to come before the Meeting other than as set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the Shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

Financial information is provided in the Corporation's comparative financial statements and MD&A for its most recently completed financial year. Additional information relating to the Corporation, including audited comparative financial statements, MD&A, annual information form and US Form 40-F for its most recently completed financial year, is on the Corporation’s web site at www.alexcoresource.com and on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml. Shareholders may contact the Corporation at Suite 1150 – 200 Granville Street, Vancouver, British Columbia, V6C 1S4 to request, free of charge, hard copies of the Corporation's audited financial statements and MD&A.

DATED as of this 9th day of May, 2012.

BY ORDER OF THE BOARD

(signed) Clynton R. Nauman
Clynton R. Nauman, President and Chief Executive Officer

Schedule "A"

MANDATE OF THE BOARD OF DIRECTORS

GENERAL

This Mandate identifies the specific responsibilities of the Board of Directors of the Company. The Board is responsible for the stewardship of the Company and oversees the management of the business and affairs of the Company to maximize long term financial strength and shareholder value. The Board also sets and oversees policies and standards, including corporate governance principles and guidelines, which promote the integrity of the Company and its officers and employees, and protect the interests of shareholders. The Board may discharge certain of its responsibilities identified in this Mandate by delegating certain duties to committees of the Board and management. The specific duties delegated to each such committee are outlined in the respective charter for each committee.

COMPOSITION

The Chair of the Board should be "independent" as defined in National Instrument 52-110. Where this is not appropriate, an independent director should be appointed to act as "lead director". The Chair, or lead director if the Chair is not independent, shall act as the effective leader of the Board and shall be responsible to ensure that the Board executes this Mandate effectively, efficiently, and independently of management. Upon resignation of a member of the Board, such vacancy shall be filled by appointment by the Board, taking into consideration the recommendation(s) of the Nominating & Corporate Governance Committee, as soon as practical.

RESPONSIBILITIES

Leadership and Integrity

To promote leadership and integrity throughout the Company, the Board, with the assistance of the committees as appropriate, selects senior management, directors, officers and advisors who the Board believes will conduct themselves with utmost integrity and will comply with the Board’s directions and policies and applicable laws and regulations. The Board, with the assistance of the Nominating & Corporate Governance Committee, determines the number of directors, nominates a majority of directors who are independent of management and who have appropriate skills and experience in order to create an effective Board, and selects a director who is independent of management to serve as chair (or lead director) of the Board.

On at least an annual basis, through the appropriate committees, the Board reviews the ongoing performance of management, directors and officers and committees of the Board. In addition, each of the independent members of the committees meet from time to time as necessary, and the independent members of the Board meet at least annually separately from other members of the Board and management, in order to help ensure that the interests of the Company and its shareholders can be considered independently of any contribution from non-independent members of the Board and management.

Strategic Planning

The Board, in consultation with management, annually reviews and approves the strategic plan for the Company and the process for implementing the plan. The Board provides direction to the Chief Executive Officer ("CEO") and other senior management to ensure the strategic plan set by the Board is followed. The Board receives reports of management on a regular basis throughout the year on the current and proposed operations of the Company and reviews the opportunities of the Company and assesses risks to which the Company is exposed so that the plan can be adjusted where required. At each Board meeting, recent developments that may impact the Company’s strategic plan are reviewed and revisions to the plan and operations are made as required. The Board reviews the human and corporate resources required to achieve the goals of the strategic plan and approves the Company’s annual capital and operating plans, material equity and debt financing, material contracts and material acquisitions and divestitures. All such plans and reports may be orally presented to the Board or may be in written form if so required by the Board.

Dealing with Risks

The Board, on at least an annual basis and in participation with management, reviews and identifies what it perceives to be the principal risks to the Company and reviews management’s plans for monitoring and managing those risks. The Board shall instruct management to assist the Board in identifying risks and to promptly alert the Board when a risk has materialized and to implement and monitor appropriate procedures and systems in accordance with normal industry practice and applicable laws and regulations. The Board also reviews the systems in place for managing the risks, including insurance coverage, to determine the adequacy of such risk management systems. The Board may from time to time appoint committees or advisors to assist in assessing different risks.

Succession Planning and Performance Reviews

The Board, through the Nominating & Corporate Governance Committee, annually identifies the key individuals of the Company and, in consultation with management, determines how best to replace such individuals should the need arise. The Board's policy is to select individuals who have the required expertise and therefore would require a minimum of training in order to assume their role with the Company. The CEO is assigned the responsibility of ensuring the new person is informed of the Company's policies and practices and would be instructed to arrange additional training if required.

The CEO has primary responsibility for supervising, reviewing and reporting to the Board, through the Compensation Committee, on the performance of other senior management. The Board also reviews on an annual basis the performance of the CEO against the performance criteria established from time to time.

Communication

The Code of Business Conduct and Ethics governs communication with shareholders and others and reflects the Company's commitment to timely, effective and accurate corporate disclosure in accordance with all applicable laws and with a view to enhancing the Company's relationship with its shareholders.

Internal Controls and Management Information Systems

The effectiveness of the Board and the success of the Company are tied to the effectiveness and integrity of the Company's internal control and management information systems. To maintain the effectiveness and integrity of the Company's financial controls, the Board, through the Audit Committee and the oversight of the Company’s auditors, oversees the implementation and monitoring of internal control and management information systems, takes an active role in overseeing the operations of the Company and assesses information provided by management.

Corporate Governance Principles and Guidelines

The Board has appointed the Nominating & Corporate Governance Committee which is composed solely of independent directors and which has overall responsibility for developing the Company’s approach to corporate governance. In particular, the Committee is responsible for reviewing legal requirements and trends regarding corporate governance, reviewing the Company’s corporate governance policies, practice and compliance, and monitoring and assessing the functioning of the Board and committees of the Board. The Board has adopted the Company’s Code of Business Conduct and Ethics which sets forth guiding principles for the business operations of the Company. Subject to committee delegation, the Board is responsible for monitoring the Code of Business Conduct and Ethics. Waivers from the Code of Business Conduct and Ethics for the benefit of the directors or executive officers of the Company may be granted only by the Board.

Expectations and Responsibilities of Directors

The Board has adopted Terms of Reference for Directors which set forth the expectations and responsibilities of individual directors. The Terms of Reference for Directors prescribe, among other things, the requirements that directors demonstrate integrity and high ethical standards in the performance of their duties, observe their fiduciary duty to the Company, avoid conflict by reporting to the Board potential or actual conflict situations and advise the Chair of all directorships or other positions held in public and non-public companies, regularly attend and prepare for Board and committee meetings and comply with all applicable laws and regulations, and policies and guidelines established for the Company.

SPECIFIC DUTIES AND TASKS

In addition to the above responsibilities, the Board’s mandate includes the following duties and tasks:

1.	Reviewing and approving any proposed changes to the Company’s notice of articles or articles.

2.

Taking responsibility for, and appropriate action with respect to, any take-over bid, proposed merger, amalgamation, arrangement, and acquisition of all or substantially all of the assets or any similar form of business combination, including the approval of any agreements, circulars or other documents in connection therewith.

3.	Approving payment of distributions to shareholders.

4.	Approving any offerings, issuances or repurchases of share capital or other securities.

5.	Approving the establishment of credit facilities and any other long-term commitments.

6.	Developing clear position descriptions or terms of reference for the Chair of the Board, the Chair of each Board committee and the CEO (which includes delineating management's responsibilities).

7.	Developing or approving the corporate goals and objectives that the CEO is responsible for meeting.

8.	Selecting and appointing, evaluation of and (if necessary) termination of the CEO and CFO, and approving the hiring of any other senior executive or appointment of any corporate officer.

9.	Succession planning and other human resource issues.

10.	Approving the compensation of the senior executive officers, including performance bonus plans and stock options (if any).

11.	Adopting a strategic planning process, approving strategic plans on at least an annual basis, and monitoring performance against such strategic plans.

12.	Reviewing and approving annual operational budgets, capital expenditures and corporate objectives, and monitoring performance on each of the above.

13.	Reviewing policies and procedures to identify business risks, identifying the principal business risks and ensuring that systems and actions are in place to monitor them.

14.	Reviewing policies and processes to ensure that the Company’s internal control and management information systems are operating properly.

15.	Approving the financial statements, MD&A and other continuous disclosure requirements in accordance with applicable laws, and making a recommendation to shareholders for the appointment of auditors.

16.	Approving the Company’s Code of Business Conduct and Ethics, and other codes, mandates and policies, and monitoring their effectiveness and application.

17.	Assessing the contribution of the Board, committees and individual directors annually, and planning for succession of the Board and senior management.

18.

Developing the Company's approach to corporate governance, including developing a set of corporate governance principles and guidelines specifically tailored to the Company and in accordance with all applicable laws and regulations, including any stock exchange upon which the Company's securities are traded.

BOARD MEETING PROCESS

The powers of the Board may be exercised at a meeting for which notice has been given and at which a quorum is present or, in appropriate circumstances, by resolution in writing signed by all the directors.

Responsibility for Convening

Regular meetings of the directors may be called and held at such time and at such place as the Board may by resolution from time to time determine. Any director may call a meeting of the Board at any time.

Notice of Meeting

The Chair (or his or her delegate) of the Board shall arrange to provide notice of the time and place of every meeting in writing (including by email or facsimile) to each director at least 24 hours prior to the time fixed for such meeting, provided, however, that a director may in any manner waive a notice of a meeting. Attendance of a director at a meeting constitutes a waiver of notice of the meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

The Chair will also attempt to ensure that an agenda for the meeting and all required materials for review by the members of each committee are delivered to the members with sufficient time for their review.

Quorum

The quorum for the transaction of business at any meeting of the Board shall be a majority of directors or such other number of directors as the Board may from time to time determine according to the articles of the Company.

Voting

At all meetings of the Board every resolution shall be decided by a majority of the votes cast on the resolution. A member of the Board will be deemed to have consented to any resolution passed or action taken at a meeting of the Committee unless the member dissents.

Minutes of Board meetings

A secretary should be named for each Board and committee meeting and minutes should be circulated at in a timely manner after such meeting. Minutes of the meetings of each of the committees meetings will be made available to each Board member.

EFFECTIVE DATE

Adopted by the Board effective November 9, 2011.

Schedule "B"

COMPENSATION COMMITTEE CHARTER

GENERAL

The Compensation Committee, under the supervision of the Board, has overall responsibility for recommending levels of executive compensation that are competitive and motivating in order to attract, hire, retain and inspire the Company’s Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and other executive officers (collectively, the "Management") and certain key employees and non-executive officers below the vice-president level (collectively, the "Non-Management Officers") and for recommending compensation for directors.

The term "compensation" shall include salary, bonus, stock options, severance arrangements and other compensatory rights or benefits, direct or indirect, as applicable.

COMPOSITION

The Compensation Committee shall be comprised of a minimum of three (3) members, all of whom shall be "independent" directors as defined in section 1.4 of National Instrument 52-110. Upon resignation of a member of the Compensation Committee, such vacancy shall be filled by appointment by the Board as soon as practical.

RESPONSIBILITIES

Subject to the powers and duties of the Board, the Board hereby delegates to the Compensation Committee the following powers and duties to be performed by the Compensation Committee on behalf of and for the Board.

The Compensation Committee shall:

(a)	review on an annual basis, and from time to time as required, and recommend to the Board for approval the compensation for directors who serve on the Board or its committees;

(b)	review from time to time as required and recommend to the Board for approval as necessary the indemnification policies, and director and officer insurance policy, if any, of the Company;

(c)

review on an annual basis, and from time to time as required, and recommend to the Board for approval as necessary the performance targets and corporate goals relevant to Management compensation, and evaluate the performance of Management based on such goals;

(d)	review and recommend to the Board for approval the proposed appointment of any person to Management;

(e)	approve and appoint as necessary from time to time any person to a Non-Management Officer position;

(f)

review on an annual basis, and from time to time as required, and recommend to the Board for approval the compensation for Management, considering all relevant matters including the goals of the Company and the effectiveness of Management in achieving those goals, the skill, qualifications and level of responsibility of Management, and compensation provided by comparative companies;

(g)

approve, determine and review as necessary from time to time the compensation of Non-Management Officers, considering all relevant matters including the goals of the Company and the effectiveness of such Non-Management Officers in achieving those goals, the skill, qualifications and level of responsibility of the Non-Management Officers, and compensation provided by comparative companies, provided that such approval and determination shall be subject to any applicable Board policies;

(h)

administer the Company's stock option plan, employee benefit plans and other compensatory plans adopted by the Company and review and approve benefits to be granted under such plans to Management, and Non-Management Officers as applicable, in accordance with any guidelines established by the Board;

(i)

with the assistance of Management, monitor trends in compensation of directors and management, review and recommend to the Board for approval as necessary the Company's compensation policies and plans;

(j)	review and recommend to the Board for approval all of the Company's executive compensation disclosure, including compensation philosophy, before it is publicly disclosed;

(k)

review and recommend to the Board for approval all disclosure regarding the Company's stock option plans, employee benefit plans and other compensatory plans adopted by the Company that are submitted for shareholder approval;

(l)

review and approve all reports of the Compensation Committee in preparing the annual information circular, annual information form or other filings required in accordance with relevant securities laws as applicable; and

(m)	conduct an annual assessment of its performance and report the results of such assessment to the Board.

It shall be the general policy of the Company not to grant loans to directors, Management or Non-Management Officers.

The Compensation Committee shall have authority to engage outside consultants to review the Company’s compensation program as appropriate.

The Compensation Committee shall conduct a portion of each meeting without the presence of either Management or Non-Management Officers as the Committee deems necessary.

The Compensation Committee shall also have such other powers and duties as are delegated to it by the Board from time to time.

EFFECTIVE DATE

This Charter was implemented by the Board effective November 9, 2011.

CORPORATE HEADQUARTERS		SHARE LISTING INFORMATION
Suite 1150	Tel: 604.633.4888	TSX:AXR NYSE-AMEX:AXU
200 Granville Street	Fax: 604.633.4887
Vancouver, BC V6C 1S4	Email: info@alexcoresource.com
Canada	Website: www.alexcoresource.com